Exhibit 22.1

SUBSIDIARY GUARANTORS OF GULFPORT ENERGY CORPORATION

Name of Subsidiary	Jurisdiction of Organization

Gulfport LA, Inc.	Delaware
Grizzly Holdings, Inc.	Delaware
Gulfport Appalachia, LLC (formerly known as Gulfport Buckeye LLC)	Delaware
Gulfport Energy Operating Corporation	Delaware
Gulfport MidCon, LLC	Delaware
Mule Sky LLC	Delaware
Puma Resources, Inc.	Delaware
Westhawk Minerals LLC	Delaware